Exhibit 97
This Amended and Restated Clawback Policy (“Policy”) of Federal Realty Investment Trust (the “Company”) shall apply to all Incentive‑Based Compensation that is Received by a Covered Person (each as defined below) after this Policy becomes effective.

1. Definitions. For purposes of this Policy, the following terms shall have the meanings set forth below:

(a) “Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement. A Restatement is considered “required” upon the earliest to occur of (i) the date the Board concludes, or reasonably should have concluded, that a Restatement is required; or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement.

(b) “Board” means the Board of Trustees of the Company.

(c)    “Covered Person” means any person who is or was during the Applicable Period or any portion thereof an Executive Officer.

(d)    “Exchange” means the New York Stock Exchange or other national exchange on which the securities of the Company are publicly traded on a regular basis.

(e)    “Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company.

(f)    “Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including “non-GAAP” financial measures, such as those appearing in earnings releases or MD&A), and any measure that is derived wholly or in part from such measure. Examples of Financial Reporting Measures include measures based on: revenues, net income, operating income, funds from operations, financial ratios, EBITDA, liquidity measures, return measures (such as return on assets) and profitability of one or more segments. Share price and total shareholder return are also Financial Reporting Measures.

(g) “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Examples of Incentive-Based Compensation include, without limitation:

(1) Non-equity incentive plan awards that are earned based wholly or in part on satisfying a Financial Reporting Measure performance goal;

(2) Bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal;

(3) Other cash awards based on satisfaction of a Financial Reporting Measure performance goal;

Exhibit 97
(4) Restricted stock, restricted stock units, performance share units, stock options and stock appreciation rights (SARs) that are granted or become vested based wholly or in part on satisfying a Financial Reporting Measure performance goal; and

(5) Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal.

Examples of compensation that does not constitute Incentive-Based Compensation include, without limitation:

(i) Base salaries (unless an increase is based wholly or in part on satisfying a Financial Reporting Measure performance goal);

(ii) Discretionary bonuses not paid from a “bonus pool” determined by satisfying a Financial Reporting Measure performance goal;

(iii) Bonuses paid solely upon satisfying one or more subjective standards or completion of a specific employment period;

(iv) Non-equity incentive plan awards earned solely upon satisfying strategic or operational measures;

(v) Equity awards for which the grant is not contingent on achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon continued employment or attaining nonfinancial reporting measures.

(h) “Received” refers to Incentive-Based Compensation which is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation does not happen until a later date.

(i) “Recoverable Compensation” means the amount of any Incentive-Based Compensation (calculated on a pre-tax basis) Received by a Covered Person during the Applicable Period that is in excess of the amount that otherwise would have been Received if the calculation were based on the Restatement. If Recoverable Compensation was awarded on the basis of share price or total shareholder return, reasonable estimates can be used to calculate the excess amount supported by appropriate documentation to support the calculation of such excess amount.

(j) “Restatement” means an accounting restatement of any of the Company’s financial statements filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, regardless of whether company or executive officer misconduct was the cause for such restatement. “Restatement” includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as “Big R” restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as “little r” restatements). Restatements do not include retrospective application of a change in accounting principle, retrospective revision to reportable segment information due to a change in internal organizational structure, retrospective reclassification due to a discontinued operation, retrospective application of a change in reporting entity, retrospective adjustment to provisional amounts in connection with a prior business combination or retrospective revisions for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

2. Recoupment. If the Company is required to undertake a Restatement, then the Company shall recover all Recoverable Compensation regardless of the fault or responsibility of any Covered Person for the events that trigger the Restatement. Notwithstanding the foregoing, the Company shall not be required to recover any Recoverable Compensation if the Board, after exercising a normal due process review of all the relevant facts and circumstances, determines it impracticable to do so because: (a) the direct expense paid to a third party to

Exhibit 97
assist in enforcing the policy would exceed the amount to be recovered as evidenced by the Company having made a reasonable attempt to recover the compensation, documented such attempt and provided the documentation to the Exchange; (b) recovery would violate the law of the United States based on an opinion of counsel as to the violation with a copy of such opinion to be provided to the Exchange; or (c) recovery would likely cause an otherwise tax-qualified, broad-based retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended.

In addition, the Board may, in its sole discretion and in the reasonable exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding such Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

Subject to applicable law, the Company may seek to recoup such Recoverable Compensation by requiring any Covered Person, their beneficiaries, heirs, executors, administrators or other legal representatives, as applicable to repay such amount to the Company; by set-off of a Covered Person’s other compensation; by reducing future compensation; or by such other means or combination of means as the Board, in its sole discretion, determines to be appropriate.

3. Administration of Policy. The Board shall have full authority to administer this Policy. Actions of the Board pursuant to this Policy shall be taken by the vote of a majority of its members. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Board shall be final, binding and conclusive.

The Board may delegate any of its powers under this Policy to the Compensation and Human Capital Management Committee of the Board or any subcommittee or delegate thereof.

4. Acknowledgement by Covered Persons. The Board shall take such actions as are deemed necessary and appropriate to implement this Policy which shall include sending notice to and seeking written acknowledgement of this Policy from each Covered Person, provided that the failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy.

5. Other Laws. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Covered Person that may be available under applicable law or otherwise (regardless of whether implemented at any time prior to or following the adoption of the Policy). Notwithstanding anything to the contrary in this Policy, in no event shall the Company seek any recoupment described in this Policy if, by doing so, the Company would be in violation of any applicable state wage or other law or if the recoupment would likely cause an otherwise tax-qualified broad-based retirement plan to fail to meet certain tax qualification requirements.

6. Amendment; Termination. The Board may amend or terminate this Policy at any time.

7. Disclosures. Appropriate disclosures and other filings with respect to this Policy will be made in accordance with Rule 10D-1 of the Securities Exchange Act of 1934, as amended, and the Company’s applicable Exchange listing standards.

8.     No Indemnification. The Company shall not indemnify any Covered Officer against the loss of any Incentive-Based Compensation recovered by the Company in accordance with this Policy.

9.     Subsidiaries. This Policy shall be applicable to employees of each and all of the Company’s subsidiaries to the extent they meet the definition of Executive Officers.

Initially Adopted:	October 29, 2018
Readopted:	December 2, 2021 (with UPREIT conversion)
Amended and Restated:	February 7, 2023
Effective:	November 1, 2023